UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE AS OF 1934

For the month of May 2011
Commission file number: 000-27648

MAGICJACK VOCALTEC LTD.
(Translation of registrant’s name into English)

12 BENNY GAON STREET, BUILDING 2B
POLEG INDUSTRIAL AREA, NETANYA, ISRAEL 42504
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

Attached hereto and incorporated by reference herein is a press release, dated May 20, 2011, titled VocalTec Changes Name to "magicJack VocalTec Ltd".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VOCALTEC COMMUNICATIONS LTD. (Registrant)

By:	/s/ Daniel Borislow
Name: Daniel Borislow
Title: President and Chief Executive Officer

Date: May 24, 2011

 “VocalTec Changes Name to magicJack VocalTec Ltd”

A very small preliminary test sale of magicJackPLUS yields encouraging results

West Palm Beach, FL, and Netanya, Israel – May 20, 2011 – VocalTec Communications Ltd. (Nasdaq: CALL), the company that invented voice over IP (VoIP) and sold over seven million magicJacks®, announced today it has officially changed its name to magicJack VocalTec Ltd. from VocalTec Communications Ltd. after approval by shareholders in late April and the Israel Registrar of Companies in May. The company’s new CUSIP (Committee of Uniform Security Identification Procedures) number is M6787E 101.

This new name leverages the popularity and brand recognition of the company’s flagship consumer product, the magicJack, as well as the historic value of the inventor of VoIP and intellectual property of VocalTec. This change comes almost one year after the merger of YMax Corporation, the original parent company of magicJack, and VocalTec and represents the completion of a transition to unite these brands and move from a private to public company.

The company has performed a very small sales test of their upcoming product, magicJackPLUS, using one of the forms of direct sales. With a sampling of only 200 new magicJackPLUS devices sold, efforts were up to twice as efficient in dollars spent per sale by magicJack VocalTec. “While encouraging, this is too small of a test to bank on and we might find it harder to sell the new magicJackPLUS than the original magicJack. The company will continue to test and keep investors informed of the progress. We are hoping to introduce magicJackPLUS in early July and at the same time introduce magicJack App for the computer, iPhone® and iPad®,” said magicJack VocalTec CEO Dan Borislow.

magicJack VocalTec will continue to be traded as the symbol CALL on the NASDAQ stock market. For now, the company’s web sites remain www.vocaltec.com, and www.magicjack.com to buy the magicJack.

This press release contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, contained in this press release, including statements about our projected revenues, cash flows, strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management, are forward-looking statements.

Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. These factors include, among other things: changes to our business resulting from increased competition; any operational or cultural difficulties associated with the integration of the businesses of VocalTec and YMax; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger; unexpected costs, charges or expenses resulting from the merger; the ability of the combined company to achieve the estimated potential synergies or the longer time it may take, and increased costs required, to achieve those synergies; our ability to develop, introduce and market innovative  products, services and applications; our customer turnover rate and our customer acceptance rate; changes in general economic, business, political and regulatory conditions; availability and costs associated with operating our network; potential liability resulting from pending or future litigation, or from changes in the laws, regulations or policies; the degree of legal protection afforded to our products; changes in the composition or restructuring of us or our  subsidiaries and the successful completion of acquisitions, divestitures and joint venture  activities; and the various other factors discussed in the “Risk Factors” section of the Forms 6-K and 20-F filed with the Securities and Exchange Commission. Such factors, among others, could have a material adverse effect upon our business, results of operations and financial condition.

We do not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

magicJack is a registered trademark of magicJack VocalTec  Ltd.  All other product or company names mentioned are the property of their respective owners.

About magicJack VocalTec Ltd.

magicJack VocalTec Ltd. (Nasdaq: CALL), the inventor of VoIP including the softphone and magicJack, has the goal of becoming the leading international provider of global voice over many platforms. The company has achieved sales of over seven million of the easy-to-use, award-winning magicJack since the device’s launch in 2008, and has the use of over 30 patents, some dating to when VocalTec invented VoIP. It is the largest reaching CLEC (Competitive Local Exchange Carrier) in the United States in terms of area codes available and certification in number of states, and the network has historically had uptime of over 99.99 percent.

Contact:

Kari Hernandez
Media Relations
vocaltec@ink-pr.com

Investor Relations
561-771-CALL
ir@vocaltec.com